[LETTERHEAD OF SHANDA GAMES LIMITED]

January 18, 2012

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Shanda Games Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed May 25, 2011 File No. 001-34454

Dear Messrs. Gilmore and Edgar:

We provide the following responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 5, 2012 with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”) of Shanda Games Limited (the “Company”) filed on May 25, 2011.

The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 18. Financial Statements

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

1.
We note from your response to prior comment 12 that the fees under the Exclusive Consulting and Service Agreements are determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. We also note in your response to prior comment 16 that the fee typically represents a predominant portion of the net income of the PRC operating companies (“VIEs”). Please clarify what a predominant portion of net income represents and tell us the basis in determining whether your PRC subsidiaries (“WFOEs”) receive substantially all of the economic benefits of the PRC VIEs in the form of service fees, including whether the WFOEs haves the unilateral right to determine the amount of the service fees charged to the VIEs, in your determination that your WFOEs are the primary beneficiaries of the VIEs.

The Company respectfully advises the Staff that under the Exclusive Consulting and Service Agreements, the WFOEs are the sole and exclusive providers of technology consulting and services for the VIEs. Pursuant to these framework agreements, the WFOEs and VIEs from time to time enter into supplemental agreements in order to transfer the economic benefits (in the form of services fees) of the VIEs. Although the service fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services, given the fact that the WFOEs have effective control over the management and the board of directors of the VIEs, the Company believes that the WFOEs essentially have the right to determine (i) when to enter into a supplemental agreement, (ii) the scope and complexity of the technology to be involved and the content and duration of the services to be provided under such supplemental agreement, and, as a result, (iii) the service fees they see fit to be charged to the VIEs. The Company monitors the status of such service fee charge on a regular basis and adjusts the number and timing of the supplemental agreements to be entered into as well as the scope, complexity and duration of the technology and/or services to be provided to ensure that substantially all of the economic benefits of the VIEs in the form of service fees be transferred to the WFOEs. Historically, the VIEs have transferred more than 80% of their respective net income to the WFOEs each year. As a result, the Company believes that the WFOEs are the primary beneficiaries of the VIEs.

2.
We note your response to prior comment 13 and proposed revised disclosure did not address the portion of our comment on how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements. In future filings, please revise your disclosure to specifically address this risk.

The Staff’s comment is duly noted. The Company confirms that it will include additional disclosures to “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements in its annual report on Form 20-F for the fiscal year ended December 31, 2011 and other future filings in substantially the following form:

“In order to comply with the restrictions imposed by PRC rules and regulations on foreign ownership in online game and other Internet-related businesses, the Company operates its business in China primarily through the VIEs.  In the opinion of its PRC legal counsel, in all material aspects, the contractual arrangements comply with current PRC laws and regulations.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If the PRC governmental authorities take a view that the contractual arrangements are inconsistent with PRC laws and regulations, the contractual arrangements may become void or voidable, in which case should the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, the Company would not be able to enforce the contractual arrangements.”

*                *                *

Should you have any questions or would like to obtain additional information with respect to any of the responses above, please do not hesitate to contact me by email at richardwei@shandagames.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Thank you very much for your assistance.

Sincerely,

/s/ Richard Wei
Richard Wei Chief Financial Officer

cc:           James C. Lin
Davis Polk & Wardwell LLP